SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For: July 10, 2008

                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                  --------------------------------------------
                 (Translation of Registrant's name into English)



                Unit 1915-1916, 19/F Delta House, 3 On Yiu Street,
                           Shek Mun, Shatin, Hong Kong
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

             Form 20-F    X                            Form 40-F
                        -----                                     -----

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

              Yes                                         No
                   -----                                      -----

BONSO ELECTRONICS REPORTS SALE OF OFFICE SUITE IN HONG KONG

TORTOLA, British Virgin Island, July 10, 2008 - Bonso Electronics International, Inc (NASDAQ: BNSO) a designer and manufacturer of sensor based and communications products, today announced the sale of its office suite in Hong Kong.

The company reported that the office suite located at Unit 1106-1110, 11/F, Star House, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong, was sold on March 31, 2008. The selling price was USD 4,875,513 and the gain from this sale was USD 3,123,983. This office suite was sold in order to minimize the maintenance fee, and the cash received will be reserved for future development and investment.

Starting from March 31, 2008, the Hong Kong office is located at Unit 1915-1916, 19/F, Delta House, 3 On Yiu Street, Shek Mun, Shatin, Hong Kong, which is a rented suite.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.



This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "we believe," "future prospects," or similar expressions. The forward-looking statements above involve a number of risks and uncertainties. Factors that might cause actual results to differ include, but are not limited to conditions in the general economy and in the markets served by the Company; competitive factors, such as price pressures and the potential emergence of rival technologies; interruptions of suppliers' operations affecting availability of component materials at reasonable prices; timely development and market acceptance, and warranty performance of new products; changes in product mix, costs and yields, fluctuations in foreign currency exchange rates; uncertainties related to doing business in Hong Kong and China; and the risk factors listed from time to time in the Company's SEC reports. Forward-looking statements do not include the impact of acquisitions or dispositions of assets, which could affect results in the near term. Actual results may differ materially. The Company assumes no obligation to update the information in this issue.


For more information please contact:

Albert So
Financial Controller
Tel: 852 2605 5822
Fax: 852 2691 1724